UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

On March 5, 2026, Rail Vision Ltd. (the “Company”) and L.I.A Pure Capital agreed to amend a warrant originally issued by the Company to L.I.A Pure Capital on January 9, 2024 (the “Warrant”). The amendment increases the beneficial ownership limitation applicable to the exercise of the Warrant from 4.99% to 19.99% of the Company’s outstanding ordinary shares immediately after giving effect to the issuance of ordinary shares upon exercise of the Warrant.

Except for the increase in the beneficial ownership limitation described above, all other terms and conditions of the Warrant remain unchanged. As of the date of the amendment, the Warrant remains exercisable for up to 42,190 ordinary shares of the Company. Pursuant to the terms of the Warrant, the increase in the beneficial ownership limitation will become effective on the 61st day after March 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 6, 2026	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer